UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-41889

CADELER A/S

(Translation of registrant's name into English)

Kalvebod Brygge 43

DK-1560 Copenhagen V, Denmark

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Stock Exchange Announcement

CADELER A/S: REPORTING ON TRANSACTIONS IN CADELER A/S SHARES BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

Copenhagen, April 9, 2025: Cadeler A/S (“Cadeler”) has received notification pursuant to article 19 of the Market Abuse Regulation (EU) no. 596/2014 of the below transaction related to shares in Cadeler made by persons discharging managerial responsibilities in Cadeler and/or persons closely associated with them.

BW Altor Pte. Ltd., a person closely associated with Andreas Sohmen-Pao, Chairman of the Board of Directors, has made the transactions described in the attached notification on the dates set out therein.

Please see the attached file for further details.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

Alexander Simmonds

EVP & CLO, Cadeler

+44 7376 174172

Alexander.simmonds@cadeler.com

About Cadeler A/S:

Cadeler is a global leader in offshore wind installation, operations, and maintenance services. Cadeler is a pure play company, operating solely in the offshore wind industry with an uncompromising focus on safety and the environment. Cadeler owns and operates the industry’s largest fleet of jack-up offshore wind installation vessels and has for more than 10 years been a key supplier in the development of offshore wind energy to power millions of households. Cadeler’s fleet, expertise and capacity to handle the largest and most complex next-generation offshore wind installation projects positions the company to deliver exceptional services to the industry. Cadeler is committed to being at the forefront of sustainable wind farm installation and to enabling the global energy transition towards a future built on renewable energy. Cadeler is listed on the New York Stock Exchange (ticker: CDLR) and the Oslo Stock Exchange (ticker: CADLR).

For more information, please visit www.cadeler.com

Reporting of transactions made by persons discharging managerial responsibilities and persons closely associated with them in Cadeler A/S’ shares

1	Details of the Reporting Person and their Closely Associated Persons
a)	Name	BW Altor Pte. Ltd.
2	Reason for the notification
a)	Position/status	Closely associated person to Andreas Sohmen-Pao, chairman of the Board of Directors
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Cadeler A/S
b)	LEI	9845008439EUED140282
4.1	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 46.81	400

d)	Aggregated information - Aggregated volume - Price	Average price per share: NOK 46.81 Total number of shares:400 shares Total price: NOK 18,724.00
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	AQUIS EXCHANGE EUROPE AUCTION ON DEMAND (AOD), AQEA

4.2	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 45.80	11,671
		NOK 45.87	599
		NOK 46.08	4,408
		NOK 46.16	327
		NOK 46.35	600
		NOK 46.42	944
		NOK 46.43	592
		NOK 46.48	311
		NOK 46.56	596
		NOK 46.58	801
		NOK 46.60	2,336
		NOK 46.61	124
		NOK 46.65	408
		NOK 46.66	1,694
		NOK 46.67	967
		NOK 46.68	149
		NOK 46.72	4,572
		NOK 46.74	8,110
		NOK 46.76	3,620
		NOK 46.77	1,335
		NOK 46.80	982
		NOK 46.81	7,839
		NOK 46.82	257
		NOK 46.83	503
		NOK 46.85	603
		NOK 46.88	8,423
		NOK 46.89	2,509
		NOK 46.90	589
		NOK 46.91	905
		NOK 46.96	801
		NOK 46.97	474
		NOK 47.00	1,602

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.55 Total number of shares: 69,651 shares Total price: NOK 3,242,535.24
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	CBOE EUROPE - DXE PERIODIC (NL), BEUP
4.3	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 46.82	69

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.82 Total number of shares: 69 shares Total price: NOK 3,230.58
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	CITADEL CONNECT EUROPE – EU, EUCC
4.4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 45.92	3,031
		NOK 46.62	124
		NOK 46.72	1,428
		NOK 46.88	1,355
		NOK 46.90	192

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.36 Total number of shares: 6,130 shares Total price: NOK 284,207.76
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	GOLDMAN SACHS BANK EUROPE SE - SYSTEMATIC INTERNALISER, GSEI
4.5	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 45.86	2,796
		NOK 45.94	755
		NOK 46.08	6,754
		NOK 46.14	1,687
		NOK 46.77	677
		NOK 46.78	665
		NOK 46.80	834
		NOK 46.82	1,524
		NOK 46.89	1,034
		NOK 46.95	982
		NOK 46.96	674
		NOK 46.98	2,748
		NOK 47.00	3,452

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.49 Total number of shares: 24,582 shares Total price: NOK 1,142,713.87
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	MORGAN STANLEY EUROPE S.E. - SYSTEMATIC INTERNALISER, MESI
4.6	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 45.79	7,840
		NOK 46.82	545
		NOK 47.00	1,267

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.01 Total number of shares: 9,652 shares Total price: NOK 444,059.50
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	SIGMA X EUROPE AUCTION BOOK, SGMV
4.7	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 45.87	344
		NOK 45.92	513
		NOK 46.07	105
		NOK 46.35	326
		NOK 46.38	101
		NOK 46.41	102
		NOK 46.42	316
		NOK 46.48	219
		NOK 46.54	2,177
		NOK 46.56	917
		NOK 46.97	101

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.41 Total number of shares: 5,221 shares Total price: NOK 242,306.80
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	TURQUOISE EUROPE - LIT AUCTIONS, TQEA
4.8	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument and identification code	Shares ISIN DK0061412772
b)	Nature of the transaction	Purchase of shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 46.80	409
		NOK 46.91	599

d)	Aggregated information - Aggregated volume Price	Average price per share: NOK 46.87 Total number of shares: 1,008 shares Total price: NOK 47,240.29
e)	Date of the transaction	7 April 2025
f)	Place of the transaction	POSIT AUCTION, XPAC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2025	CADELER A/S
(Registrant)

	By:	/s/ Mikkel Gleerup
	Name:	Mikkel Gleerup
	Title:	Chief Executive Officer